SCHEDULE 13G

Amendment No. 0
HMT Technology Corporation
common stock
Cusip # 403917107

Cusip # 403917107
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	51,300
Item 6:	0
Item 7:	4,368,300
Item 8:	0
Item 9:	4,368,300
Item 11:	10.000%
Item 12:	    HC

Cusip # 403917107
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	4,368,300
Item 8:	0
Item 9:	4,368,300
Item 11:	10.000%
Item 12:	IN

Cusip # 403917107
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	4,368,300
Item 8:	None
Item 9:	4,368,300
Item 11:	10.000%
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		HMT Technology Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		1055